SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 10 to
SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

57TH STREET GENERAL ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Common Stock, par value $0.0001
(Title of Class of Securities)
316816107
(CUSIP Number of Class of Securities)

Mark D. Klein
Chairman, President and Chief Executive Officer
590 Madison Avenue, 35th Floor
New York, New York 10022
(212) 409-2434
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:
Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$18,000,000	$2,089.80

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,803,607 shares of outstanding common stock of 57th Street General Acquisition Corp., par value $0.0001 per share, at the tender offer price of $9.98 per share.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $116.10 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,626.49	Filing Party: 57th Street General Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: February 22, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
Introduction
     57th Street General Acquisition Corp., a Delaware corporation (“57th Street” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 22, 2011, as amended on March 18, 2011, March 23, 2011, March 31, 2011, April 7, 2011, April 18, 2011, April 21, 2011, April 25, 2011 and April 26, 2011 (the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 10, relates to the offer by 57th Street to purchase up to 1,803,607 shares of its common stock, par value $0.0001 per share (the “Common Shares”), at a price of $9.98 per share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Third Amended and Restated Offer to Purchase dated April 18, 2011 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(O) to the Schedule TO, and the Third Amended and Restated Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(P) to the Schedule TO (which together, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer as extended expires at 5:00 p.m., New York City time, on Tuesday, April 26, 2011, unless the Offer is extended.
      The following amendments to the Items of the Schedule TO are hereby made. Except as otherwise set forth below, the information included in the originally filed Schedule TO, as amended by this Amendment No. 10 to the Schedule TO, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 10. Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase and all section and page references herein shall refer to the sections and page numbers in the Offer to Purchase, unless otherwise indicated.
      This Amendment No. 10 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 9 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.
Items 1 through 11.
     1. The second bullet point on page 32 of the Offer to Purchase in the risk factor entitled “Directors of 57th Street have potential conflicts of interest in structuring and negotiating the Transaction and approval of the other transactions described in this Offer to Purchase” is hereby modified by the replacement of the word “two” with the word “three.”
     2. The second paragraph of the risk factor on page 33 of the Offer to Purchase in the risk factor entitled “57th Street’s founders, directors and executive officers have certain interests in consummating the Merger that may have influenced their decision to approve the Business Combination Agreement” is hereby amended and restated to read as follows:
“Additionally, it is expected that Mark D. Klein, our chairman of the board of directors, will resign as chairman and, together with Frederick Kraegel and Leonard A. Potter, continue as a director of 57th Street following the consummation of the Transaction. As such, in the future Messrs. Klein, Kraegel and Potter will receive any cash fees, stock options or stock awards that 57th Street’s board of directors determines to pay to its non-executive directors.”
     3. The third bullet point on page 53 of the Offer to Purchase in the section entitled “The Transaction—Certain Benefits of 57th Street’s Directors and Officers and Others in the Transaction” is hereby amended and restated as follows:
“It is currently anticipated that Mark D. Klein, our chairman of the board of directors and chief executive officer, and Frederick Kraegel and Leonard A. Potter, each a director, will each be a director of 57th Street following the consummation of the Transaction.”
     4. The section of the Offer to Purchase entitled “Management of 57th Street Following the Transaction” beginning on page 152 is hereby amended to delete the reference to Steven L. Brink (including his biographical information) and to amend and restate the second and third paragraphs in the section of the Offer to Purchase entitled “Management of 57th Street Following the Transaction” on page 152 as follows:
“Immediately following the consummation of the Transaction, 57th Street’s directors and officers are expected to be as follows:

Name	Age	Position with 57th Street
Jason Bauer	41	Chief Executive Officer and Director
John D. Ireland	48	Chief Financial Officer
Mia Bauer	42	Chief Creative Officer
Gary Morrow	50	Vice President of Store Operations
Harley Bauer	33	Chief Development Officer
Mark D. Klein	49	Director
Frederick G. Kraegel	63	Director
Leonard A. Potter	49	Director
Edwin Lewis	60	Director
Julian R. Geiger	65	Director
Jeffrey D. Roseman	50	Director
See “Management of Crumbs” for biographical information of Jason and Mia Bauer, Mr. Lewis, Mr. Ireland, Mr. Morrow and Harley Bauer. See “Management of 57th Street” for biographical information of Mr. Klein, Mr. Kraegel and Mr. Potter.”
     5. The beneficial ownership table on page 157 of the section of the Offer to Purchase entitled “Beneficial Ownership of 57th Street Securities” is hereby amended by the deletion of the information for Mr. Steven L. Brink and the modification of the final line of the table regarding “All post-transaction directors and executive officers...” to read as follows:

All post-transaction directors and executive officers as a group (9 persons) (19)	4,383,573	27.46%	405,000	100%
     6. On April 26, 2011, the Company issued a press release regarding the post-Merger board of directors. A copy of the Press Release is filed as Exhibit (a)(5)(M) to the Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit
Number	Description
(a)(5)(M)	Joint Press Release dated April 26, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

57TH STREET GENERAL ACQUISITION CORP.
By:	/s/ Mark D. Klein
Mark D. Klein
Chairman, President and Chief Executive Officer

Date: April 26, 2011.

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)*	Offer to Purchase dated February 22, 2011.

(a)(1)(B)*	Letter of Transmittal To Tender Shares of Common Stock.

(a)(1)(C)*	Letter of Transmittal To Tender Warrants to Purchase Common Stock.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Amended and Restated Offer to Purchase dated March 18, 2011.

(a)(1)(H)*	Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(I)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(J)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(K)*	Second Amended and Restated Offer to Purchase dated April 7, 2011.

(a)(1)(L)*	Second Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(M)*	Second Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(N)*	Second Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(O)*	Third Amended and Restated Offer to Purchase dated April 18, 2011.

(a)(1)(P)*	Third Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(Q)*	Third Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(R)*	Third Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release, dated February 22, 2011.

(a)(5)(B)*	Joint press release dated January 10, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(a)(5)(C)*	Amended and Restated Investor Presentation (March 18, 2011).

(a)(5)(D)*	Press Release dated March 18, 2011.

(a)(5)(E)*	Joint Press Release dated March 22, 2011.

(a)(5)(F)*	Joint Press Release dated March 30, 2011.

(a)(5)(G)*	Amended and Restated Investor Presentation (March 31, 2011).

(a)(5)(H)*	Press Release dated April 7, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(a)(5)(I)*	Amended and Restated Investor Presentation (April 7, 2011).

Exhibit
Number	Description
(a)(5)(J)*	Amended and Restated Investor Presentation (April 18, 2011).

(a)(5)(K)*	Press Release dated April 20, 2011.

(a)(5)(L)*	Press Release (corrected) dated April 21, 2011.

(a)(5)(M)	Joint Press Release dated April 26, 2011.
(b)	Not applicable.

(d)(1)
Business Combination Agreement, dated as of January 9, 2011 by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(d)(2)
Amendment to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of February 18, 2011 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on February 22, 2011).

(d)(3)*
Amendment No. 2 to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of March 18, 2011.

(d)(4)*
Amendment No. 3 to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of April 7, 2011 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(d)(5)*	Form of Certificate of Designation of Series A Voting Preferred Stock.

(d)(6)*
Form of Registration Rights Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC, the Members of Crumbs Holdings LLC, 57th Street GAC Holdings LLC, Morgan Joseph & Co., Inc., Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC, Rodman & Renshaw, LLC, Akin Gump Strauss, Hauer & Feld, LLP, Ellenoff Grossman & Schole, LLP, Cynthia Lance, LLC and Integrated Corporate Relations Inc.

(d)(7)*
Form of Insider Warrant Exchange Agreement by and among 57th Street General Acquisition Corp., 57th Street GAC Holdings LLC, Morgan Joseph TriArtisan LLC, Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC and Rodman & Renshaw, LLC.

(d)(8)*	Acknowledgement of Forfeiture of Shares by 57th Street GAC Holdings LLC dated April 7, 2011.

(d)(9)*	Form of Tax Receivables Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Members of Crumbs Holdings LLC.

(d)(10)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Crumbs, Inc., Jason Bauer, Mia Bauer and Victor Bauer.

(d)(11)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and John D. Ireland.

(d)(12)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and EHL Holdings LLC.

(d)(13)*
Form of Lock up Agreement by and among 57th Street General Acquisition Corp. and each of Akin Gump Strauss, Hauer & Feld, LLP, Ellenoff Grossman & Schole, LLP, Cynthia Lance, LLC and Integrated Corporate Relations Inc.

Exhibit
Number	Description
(d)(14)*
Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and each of 57th Street GAC Holdings LLC, Morgan Joseph and each of Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC, Rodman & Renshaw, LLC.

(d)(15)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Jason Bauer.

(d)(16)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and .Mia Bauer.

(d)(17)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and John D. Ireland.

(d)(18)*	Form of Exchange and Support Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Exchanging Members.

(d)(19)*	Form of Third Amended and Restated LLC Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.